Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

IFRS	Q1 2012	For the Year-Ended October 2011 (1)
Return on Assets	0.91%	0.83%
Return on Equity	19.7%	18.7%
Dividend Payout Ratio	44%	49%
Equity to Asset Ratio	5.17%	5.05%

(1)	2011 Comparatives have been restated under International Financial Reporting Standards (IFRS).

*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.